2007

First Quarter Report

CALEDONIA

Mining Corporation

President’s Message

I am pleased to report a satisfactory operational performance from the Blanket Mine of 3,700 ounces of gold, in the context of a planned mine and plant expansion and against the backdrop of a difficult mining economic environment in Zimbabwe.  Whilst other gold mines have been forced to stop production, due to severe cash flow shortages, Blanket has been able to continue mining, with the switch to liquid cyanide being particularly timeous for the plant operations.

Production was affected by the planned shut down of the No.4 shaft for refurbishment in line with the expansion to increase the mine’s production to 40,000 ounces of gold per annum.  Whilst production was lower than the budget, due to the contractor issues, we are confident these have now been resolved and we will be able to make-up a substantial portion of this production during the second quarter, if the economic situation does not deteriorate further.

The expansion continues to progress, albeit with some disruption in light of the country’s challenging economic situation, and in particular the lack of hard currency, however we are still anticipating completion of the expansion by the end of fourth quarter 2007.

Signed “S.E Hayden”

President and CEO

Caledonia Mining Corporation

CALEDONIA MINING CORPORATION

May 3, 2007

Management’s Discussion and Analysis

This Interim MD & A covers the Company’s first fiscal quarter from January 1, 2007 to March 31, 2007 - and the period thereafter to May 3, 2007.  It is to be read in conjunction with the Company’s 1st quarter financial statements prepared to March 31, 2007, according to Canadian GAAP, its Annual Management Discussion and Analysis for the fiscal year ended December 31, 2006, the audited financial statements of the Company prepared to December 31, 2006, and the Company’s 2006 Annual Report.  All of these documents have been filed on SEDAR and are available at www.sedar.com or on the Corporation’s website at www.caledoniamining.com.

Note that all currency references in this document are to Canadian dollars.

1.

OPERATIONAL REVIEW, OVERALL PERFORMANCE AND RESULTS OF

OPERATIONS

Gold Production

(a)

Blanket Mine- Zimbabwe

The 2007 Q1 production is outlined below:-

Actual
Ore processed -tonnes	24,700
Grade g/t	3.30
Recovery %	91.4% calc
Sands Processed - tonnes	39,000
Sands Grade g/t	1.5
Sands Recovery %	67.5% calc
Ounces gold from ore	2,395
Ounces gold from Sands	1,270
Total ounces produced	3,700
Total ounces sold	4,352

The production from underground was affected by the shut down of the No.4 shaft for refurbishment in line with our expansion plans. This took place on February 15, 2007 after which the plant was to be fed with old mill tailings. This plan did not take off as planned because the contractors initially hired to haul the sands failed to meet their targets. This situation was resolved late in March when a more efficient contractor arrived on site. Good quality earth moving equipment is difficult to hire in Zimbabwe. Because of the problems experienced, production for the quarter was approximately 2,140 ounces below plan. This reduced production coupled with delays in receiving payment for gold delivered has had the ripple effect of slowing down the mine expansion project due to lack of cash flow to fund essential inputs.

The underground section production was reduced from the normal 600 to 200 tonnes per day as planned due to the main production shaft being off line. All production came from reclamation activities above 200 metre level where the ore can be hoisted up the main incline shaft. The rest of the activities took place below the 510 metre level being capital development, and long hole blasting where the ore is being currently stockpiled.  Run of Mine development was mainly carried out in the AR ore zones above 510 metre level where stope panel blocking out is in progress.  In total 306 metres were advanced in Run of Mine development and 170 metres in capital development.

Plant

The plant operated at reduced capacity due to lack of feed as a result of problems alluded to earlier. The new capital development for the conversion from the use of solid cyanide to liquid cyanide was installed and ready for commissioning by the end of the first quarter. The payback period on the liquid cyanide expansion is projected at 6 months. The less expensive liquid cyanide is imported from South Africa. Carbon in leach equipment needs to be replaced due to wear and tear. Enquiries have been sent out for refurbishing the CIL shafts, impellors and gear boxes.

Capital Expenditure

No. 4 Shaft Project

All surface works have been completed except for work associated with dynamic commissioning of the winder and the modification of the skips to take fixed steel guides as opposed to the originally planned rope guide. This work has been scheduled for the 2nd Quarter during the month of May. The below-ground works are progressing satisfactorily with stripping and equipping having advanced down to 10 level.

This construction work has been significantly delayed by the combination of lack of foreign currency and lack of local cash flow as a result of the Reserve Bank of Zimbabwe’s policy of delaying payments for gold delivered (sometimes as late as two months after delivery to the refinery). Further work delays have resulted from frequent power cuts by the power corporation. It is estimated that if no further disturbances are experienced, the shaft equipping down to the 630 metre level will be complete in early June, allowing the mine to increase production back to 600 tonnes per day whilst the equipping of the rest of the shaft progresses.  Our target completion date still remains the 4th Quarter of 2007.

Associated with the No. 4 shaft project are the following plant modifications:-

▪

Refurbishment and manufacture of a second rod mill.  This work is almost complete and installation of the mill has now been delayed to Q3.

▪

The upgrading of the crushing circuit – which is currently delayed due to lack of foreign currency.

Capital expenditure to date on the No 4 Shaft Project amounts to $5,930,000 and the total anticipated expenditure, to achieve a mining and processing capability of 1000 tons per day, is estimated to be $8,680,000. Funding for the completion of the expansion will be obtained from local gold sales.

Outlook

The economic situation in Zimbabwe continues to deteriorate.  The Reserve Bank of Zimbabwe which is responsible for making payments for gold sales to producers has failed to honor its obligation resulting in mines suffering severe cash flow shortages to the point of some mines having stopped production.  This scenario unless rectified will threatening the timeous completion of the Blanket expansion program.  The program is currently at a very critical stage with reduced production coming from underground whilst the balance of production is now derived from stockpiles of mill tailings dotted around the Blanket surface area.  These will shortly be exhausted in approximately another 2 months, necessitating that the underground operation has to be restored to full production by that time.

It is clear that the economic situation is heavily influenced by the political outlook.  Zimbabwe will hold fully fledged parliamentary and Presidential elections during 2008 which means that all efforts and resources will be directed towards this exercise.  Such a situation under the current conditions of economic turmoil is a threat to business and Blanket is no exception.

Lower than expected rainfall has been registered in Zimbabwe with one of the driest seasons since 2000, which means that there is a shortage of food in the country and the lack of foreign currency will make the importation of food very difficult. This will affect the workers ability to feed themselves and their families satisfactorily, and general productivity could be affected causing a serious challenge for Management to effect the company’s business plan.

(b)

Discontinued Operations

The sale process of Barbrook Mine and Eersteling Gold Mine progressed during the quarter. All parties who submitted non-binding offers were admitted to the data room to conduct a due diligence. Certain parties withdrew from the process. ABSA Capital, the appointed financial advisors, are now awaiting binding offers from potential purchasers which will be assessed and presented to Caledonia Mining Corporation for their consideration. New purchasers have also shown interest in the mines and ABSA is managing the process so no undue delays are experienced.

Exploration and Project Development

(a)

Zimbabwe Exploration – Gold

Limited exploration activity took place during the first quarter. All exploration activities were curtailed when the shaft was shutdown in mid February to direct resources to the shaft expansion project. In total $120,000 was spent on exploration.

The exploration activities focused on taking soil samples from higher potential claims, positive results were achieved at the Bansluck claims.

It is anticipated that exploration activities will recommence in the third quarter of 2007.

 (b)

Rooipoort and Grasvally Platinum Exploration Project – South Africa

Soil geochemical sampling within the Rooipoort Platinum Exploration Project near Mokopane (Potgietersrus), South Africa continued. During the quarter only $36,000 was spent on exploration.

Geochemical soil sampling of Rooipoort 46 KS was completed with a total of 61.25 line kilometres of sampling being undertaken on this farm of which 25.40 line kilometres of sampling were achieved for the period under review. Soil geochemical sampling has also just commenced on Moordrift 289 KR. A total of 831 line metres of sampling were achieved for the period under review.

Currently geochemical sampling is continuing over the remainder of Moordrift 289 KR as well as on Jaagbaan 291 KR and portions 6 and 24 of Grasvally 293 KR. Some resistance has been met from local land owners in respect of physical entry of sampling teams onto their properties. These problems have largely been overcome via negotiation and enlightenment.

A qualified geologist with formal GIS qualifications, has been placed in charge of the soil geochemical sampling program on a probationary basis, with good results to date.

The application to the South African authorities to transfer the Falconbridge rights to the Company is in progress.

Further development of the project plan is totally dependant on the availability of funds and will be progressed accordingly.

(c)

 Nama Copper/Cobalt – Zambia

During January 2007, the resident Senior Geologist tended his resignation.

A Project Manager was appointed with new responsibility for all activities within Zambia. He took up his post on the 1st April along with a newly appointed Senior Project Geologist for Nama.

The Lusaka office is presently gearing up for exploration activities planned to start in May 2007 at a budgeted expenditure of $2,700,000. These activities will take the form of reverse circulation and diamond drilling over Nama anomalies A, C, D, E and F.

During January 2007, Caledonia Nama was granted a Retention License for the Nama group of prospecting licenses for a three year period.

The first phase of the planned exploration activities is designed to increase the geological confidence levels of the above deposits to a measured resource level. The second phase of the exploration activities encompasses the trial mining and beneficiation of the Nama A deposit to confirm the metallurgical process and minability of this deposit.

During February 2007 a further 1 tonne bulk sample (sample G) was extracted from the Nama Trench and submitted for further metallurgical test work. The results are expected shortly.

A Technical Report, compliant with NI 43-101 is being prepared for Anomaly A and Anomaly C at Nama by Mr. David Grant, C.Geol., FGS, Pr.Sci.Nat., an independent consultant who is the “Independent Qualified Person” for Nama’s resources as required by National Instrument 43-101 of the Canadian Securities Administrators. This report was published on May 8, 2007.

(d)

Kadola Copper/Cobalt – Zambia

During March 2007 a letter of rejection of the application to renew the Kadola group of licenses made in 2006 was received from the Department of Mines.

This decision has been appealed with further written motivation submitted along with substantial relinquishment of area.

Further to this, a meeting was held in April 2007 with the Director, Department of Mines to further motivate this appeal. Although the meeting was fruitful, the Director is bound by Zambian mining law to refer the final decision in this regard to the relevant Minister, as Caledonia’s  period of tenure of the prospecting licenses exceeds the maximum period permissible by law. A favorable outcome is expected in the form of a retention license for a limited time period.

(e)

Goedgevonden Diamonds – South Africa

Limited activity took place during the first quarter, total expenditure amounted to $5,000.

(f)

    Financing

In April 2007 22,890,000 warrants, that were due to expire, were exercised at a price of $0.15 per share. The proceeds net of commission amounted to $3,330,495. These funds will be used for general working capital and the funding of exploration activities at Nama and other sites.

2.

SUMMARY OF QUARTERLY RESULTS

The following information is provided for each of the eight most recently completed quarters of the company - ending on the dates specified - in thousands of Canadian dollars:

	Mar. 31/07	Dec. 31/06	Sept 30/06	June 30/06	Mar 31/06	Dec. 31/05	Sept. 30/05	June 30/05
Sales from continuing operations	$13,401	$9,045	$4,539	$1	$1	$2	$-	$3
Income/(loss) from continuing operations	(278)	3,840	(455)	(683)	(387)	(318)	(1,177)	(1,756)
- per share basic and diluted	($0.001)	$0.008	($0.001)	($0.002)	($0.001)	($0.001)	($0.003)	($0.006)
Discontinued operations (loss)	(255)	(1,282)	(2,619)	(2,210)	(1,879)	(1,736)	(1,387)	(1,520)
Net Income(loss) after discontinued operations	(533)	2,558	(3,074)	(2,893)	(2,266)	(2,054)	(2,564)	(3,276)
- per share basic and diluted	($0.001)	$0.006	($0.007)	($0.007)	($0.006)	($0.006)	($0.008)	($0.011)

Note:  As there are no extraordinary items the disclosed net losses per share are identical to the total loss before extraordinary items.

 The effect of the dilution on the earnings per share has been calculated for each quarter of 2006 as a profit was earned before discontinued operations for the year. No calculation for 2005 was made as the result for the year was a loss and the diluted earning per share would be anti-dilutive.

For the quarter ended March 31, 2007 Caledonia recorded revenue of $13,401,000 from Blanket from the sale of 4,352 ounces of gold ($9,04,000 from 6,158 ounces in the 4th quarter 2006 and $4,539,000 from 5,129 ounces in the 3rd quarter 2006). The reduced ounces in the 1st quarter 2007 are due to the planned shutdown of the No 4 shaft. The higher revenue, however, is due to the way the gold was sold i.e. either sold for US dollars or sold for Zimbabwe dollars (see Liquidity below). Depending on the election made the resulting Zimbabwe dollar revenue and effective exchange rate will differ and thus result in varying Canadian dollar revenues as all are translated at the official rate of Z$ 250: USD1

The loss for the 1st quarter of $278,000 ( profit $3,840,000 4th quarter 2006 and loss $455,000 for 3rd quarter 2006) is due to the reduced ounces sold whilst inflation of 1800% per annum resulted in huge costs increases in the same period.

The changed monetary policy as explained below will result in much higher revenues from gold sales from end April, which will offset the effects of inflation on the operating costs. The 2nd quarter of 2007 will continue with reduced ounces of gold sales until the shaft reopens in June and production volumes return to 600 tonnes per day and then 1000 tonnes per day during 4th quarter 2007.

The loss from discontinued operations represents the holding costs of Barbrook and Eersteling as the sale process progresses.

3.

LIQUIDITY

As of March 31, 2007 the company had a working capital surplus of $709,000 ($2,874,000 as at December 31, 2006). Due to late payments for gold sold to the Reserve Bank of Zimbabwe (RBZ), Blanket Mine established borrowing facilities from local banks in the amount of $2,787,000. These funds were used to pay local creditors and staff costs. The late payments also resulted in a shortage of foreign currency for Blanket Mine and payments to foreign creditors were delayed. As at March 31, 2007 Blanket was owed $365,000 (by April 17, 2007 $541,000 overdue and a further $270,000 due by May 8) by RBZ which will be more than sufficient to meet all foreign creditor liabilities once received.

On April 26, 2007 the RBZ announced new monetary policy measures to address the rampant inflation in Zimbabwe and the critical cash flow shortages being experienced by industry. Items that affect Blanket mine are summarized in the table below:

Policy Item	Old Policy	New Policy from April 26, 2007
Gold revenue per gram when sold for Zimbabwe dollars	Z$16,000 per gram	Z$350,000 per gram
Gold revenue ratio when sold for US dollars	67,5% received in US dollars and 32,5% received in Zimbabwe dollars	60% received in US dollars and 40% received in Zimbabwe dollars
Method of calculating Zimbabwe dollars for the 32,5% and 40% above	Gold ounces x USD price of gold x Z$250 = Zimbabwe dollar revenue. Effective exchange rate Z$250: USD1	Gold ounces x USD price of gold x Z$250 x 60 (drought relief factor) = Zimbabwe dollar revenue. Effective exchange rate Z$15,000: USD1
Exchange rate paid when US dollars sold to RBZ	Z$250: USD1	Z$15,000: USD1
Retention period of US dollars	Indefinite	Indefinite

With the implementation of the new policies it is expected that Blanket Mine will generate sufficient cash to be self funding, for working capital and capital expenditure projects, and funding requirements for exploration activities and general working capital of other operations will be met from the proceeds received from the exercise of warrants in April 2007 and the expected proceeds from the sale of Barbrook and Eersteling mines.

There are no other capital commitments that have a call on the companies’ available resources.

4.

RELATED PARTY TRANSACTIONS

During the first quarter the company had the following related party transactions, all amounts in thousands of Canadian dollars.

	2007	2006	2005
Management, administrative services and benefits paid or accrued to a company which employs the Company’s President	$108	$108	$108
Rent paid to a company owned by members of the President’s family	12	12	12

These related party transactions were in the normal course of operations and are recorded at the exchange amount.

5.

CRITICAL ACCOUNTING POLICIES

There are two major areas where accounting estimates are made, asset impairment and asset retirement obligation. As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of the company. Based on non-binding purchase offers made for Barbrook and Eersteling Mines no further asset impairment has been made against these assets.  The asset retirement obligation is also considered to be estimated with a reasonable degree of certainty, although the original estimation was calculated some years ago. The estimation is accreted annually at 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of the company or its operations.

In 2005 the Company adopted the accounting guideline issued by the Canadian Institute of Chartered Accountants in respect of consolidation of variable interest entities effective for years after November 1, 2004.  The Company has reviewed its interests and determined that the new guideline has not had a material effect on the results of operations or the financial condition of the Company.

6.

CONTROLS

The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of March 31, 2007, pursuant to the certification requirements of Multilateral Instrument 52-109.

Management concluded that, as of December 31, 2005, a weakness existed in the Company’s disclosure controls and procedures being an inadequate understanding of the extent of the disclosures required, with respect to certain details, in the Company’s annual Management Discussion and Analysis.  However, based on their evaluation, the CEO and CFO concluded that all required disclosures for the year ended December 31, 2005 were ultimately made in accordance with the regulations.

The Company has a Disclosure Committee consisting of four Directors and one Officer, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Company’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Company’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Company’s disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Certifying Officers by others within those entities.

7.

FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

8.

ADDITIONAL INFORMATION

(a)

As at April 30, 2007 the following securities of the Company were outstanding:

-

480,871,021 common shares.

-

17,288,000 common share purchase options at an average price of $0.204 maturing at various dates until January 23, 2017

-

33,287,626 common share purchase warrants exercisable at a price of $0.20 per share at dates between 28 December 2007 and February 3, 2008.

-

9,748,259 share purchase warrants exercisable at a price of $0.15 per share until May 12, 2007.

-

2,190,000 share purchase warrants exercisable at a price of $0.18 per share until May 12, 2007.

-

17,000,000 share purchase warrants exercisable at a price of $0.16 per share until July 27, 2007.

(b)

For further information about Caledonia reference is also made to its 2006 Annual Information Form dated April 10, 2007 filed with the Ontario Securities Commission on its SEDAR site.

Caledonia Mining Corporation
Consolidated Balance Sheet
(in thousands of Canadian dollars)

Unaudited	March 31	December 31
	2007	2006
Assets

Current (see Note 6)
Cash and cash equivalents	$126	$1,252
Accounts receivable	3,653	1,407
Inventories	16,814	5,738
Prepaid expenses	107	61
Assets held for sale	184	315
	20,884	8,773

Capital assets and mineral properties held for sale	11,703	11,449

Investment at cost	79	79
Capital assets	199	212
Mineral properties	12,321	10,943
	24,302	22,683
	$45,186	$31,456

Liabilities and Shareholders’ Equity

Current (see Note 6)
Bank overdraft	$1,812	$-
Accounts payable	18,363	5,899
	20,175	5,899

Long term debt	52	46
Asset retirement obligation	811	811
Asset retirement obligation – held for sale	345	364
	21,383	7,120

Shareholders’ Equity
Share Capital	190,626	190,626
Contributed surplus	989	989
Deficit	(167,812)	(167,279)
	23,803	24,336
	$45,186	$31,456

On behalf of the Board:

“J Johnstone”

 Director

“F C Harvey”

 Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation
Consolidated Statement of Deficit
(in thousands of Canadian dollars)

For the three months ended March 31,

Unaudited	2007	2006	2005
Deficit, beginning of period	($167,279)	($161,604)	($151,924)
Net (loss) for the period	(533)	(2,266)	(1,786)
Deficit end of period	($167,812)	($163,870)	($153,710)

Caledonia Mining Corporation
Consolidated Statement of Operations
(in thousands of Canadian dollars except per share amounts)

For the three months ended March 31,

Unaudited	2007	2006	2005
Revenue and operating costs (see Note 6)
Revenue from sales	$13,401	$1	$1
Operating costs	13,516	294	181
Gross (loss)	(115)	(293)	(180)

Costs and expenses (see Note 6)
General and administration	394	189	449
Interest	33	(2)	(3)
Amortization	14	9	6
Other expenses (income) (Note 3)	(280)	(102)	(134)
	161	94	318

(Loss) before discontinued operation	(276)	(387)	(498)
Taxation	(2)	-	-
(Loss) after tax before discontinued operations	(278)	(387)	(498)
Net (loss) for discontinued operations	(255)	(1,879)	(1,288)
Net (loss) for the period after discontinued operations	($533)	($2,266)	($1,786)

Net (loss) per share before discontinued operations
Basic and fully diluted	($0.001)	($0.001)	($0.002)

Net (loss) per share after discontinued operations
Basic and fully diluted	($0.001)	($0.006)	($0.006)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation
Consolidated Statement of Cash Flows
(in thousands of Canadian dollars )

For the three months ended March 31,

Unaudited	2007	2006	2005
Cash provided by (used in)

Operating activities (see Note 6)
Net (loss) before discontinued operations	($278)	($387)	($498)

Adjustments to reconcile net cash from operations (note 4 )	(11)	41	40

Changes in working capital balances (note 4)	(774)	746	(143)
	(1,063)	400	(601)

Investing Activities (see Note 6)
Expenditure on capital assets and mineral properties	(1,664)	(5)	-

Financing activities (see Note 6)
Bank overdraft	1,812	84	-
Issue of share capital net of issue costs	-	1,475	-
	1,812	1,559	-
Cash flow from discontinued operations (see Note 6)
Operating activities	(255)	(1,879)	(1,288)
Amortization	-	172	152
Investing Activities	-	(1,030)	(1,343)
	(255)	(2,737)	(2,479)

Increase (decrease) in cash for the period (see Note 6)	(1,170)	(783)	(3,080)
Cash and cash equivalents, beginning of the period	1,298	1,076	6,470
Cash and cash equivalents, end of the period	128	293	3,390

Cash and cash equivalents at end of the period relate to:
Continuing operations	126	574	3,395
Discontinued operations	2	(281)	(5)
	$128	$293	$3,390

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)

Nature of Business

The Company is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

Basis of Presentation

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon attaining profitable operations, realizing proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries, all 100% owned.  All significant inter-company balances and transactions have been eliminated on consolidation.

Barbrook Mines Limited	Caledonia Mining (Zambia) Limited
Blanket (Barbados) Holdings Limited	Caledonia Nama Limited
Blanket Mine (1983) (Private) Limited	Caledonia Western Limited
Caledonia Holdings (Africa) Limited	Eersteling Gold Mining Company Limited
Caledonia Holdings Zimbabwe Limited	Fintona Investments (Proprietary) Limited
Caledonia Kadola Limited	Greenstone Management Services (Proprietary) Limited
Caledonia Mining Services Limited	Maid O’Mist (Proprietary) Limited

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts, cash in transit at year end between Blanket Mine in Zimbabwe and Greenstone Management Services in South Africa and money market funds maturing in less than three months.

Inventories

These include gold in circuit (WIP) and bulk consumable stores.  WIP is valued at the lower of the cost of production, on an average basis, at the various stages of production or net realizable value if the cost of production exceeds the current gold price.  Bulk consumable stores are valued at the lower of cost or net realizable value on an average basis.

Investments

The market securities are recorded at cost, a declining value of market securities that is other than temporary would be recognized by writing down the investment.

Revenue Recognition

Revenue from the sale of precious metals is recognized when the metal is delivered to the respective refineries, benefits of ownership are transferred and the receipt of proceeds is substantially assured.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing plant and equipment assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Barbrook Mine and Eersteling Gold Mine have been put up for sale and are thus presented as assets for sale in these financial statements.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

( in thousands of Canadian Dollars)

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Blanket Mine was acquired during 2006 and has been consolidated into these results from July 1, 2006 and, as such, has been presented as a producing asset in these financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned.

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Company will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

Discontinued Operations

During the fourth quarter of 2006 Barbrook Mine was subjected to illegal industrial action by employees of a labour broker. Due to the damage caused during and after the industrial action the mine was placed on care and maintenance. At a subsequent meeting of the Board of Directors it was resolved that Barbrook Mine and Eersteling Gold Mine would be put up for sale.

As a consequence of this decision Barbrook and Eersteling Mine’s results for 2006 and preceding years have been disclosed under discontinued operations.

Asset Impairment

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized based on the fair value of the assets.

Strategic Alliances

The Company has entered into various agreements under which the participants earn a right to participate in the mineral property by incurring exploration expenditures in accordance with the conditions of the agreements. Upon satisfaction of the conditions of the agreement a joint venture may be formed with customary joint venture terms and provisions and then accounted for

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

on a proportionate consolidation basis. Until a joint venture is formed only the expenditures on the properties incurred by the Company are reflected in these financial statements.

Foreign Currency Translation

Balances of the Company denominated in foreign currencies and the accounts of its foreign subsidiaries are translated into Canadian dollars as follows:

(i)

monetary assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates, and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the year incurred.

Blanket is a self-sustaining operation and operates in Zimbabwe in a hyper inflationary economy. Accordingly the results of these operations have been translated into Canadian Dollars using the temporal method as described above.

In the preparation of the financial statements shown on pages 10-12 the official Zimbabwe exchange rate of  Z$250: USD1, and the applicable USD : CND exchange rate, has been used to translate the results of Blanket Mine into Canadian dollars. See Note 6 below for an explanation of a subsequent revision of the exchange rate announced by the Governor of the Reserve Bank of Zimbabwe and the effect it would have had on the presentation of the financial statements.

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

Change in Accounting Policies

There have been no changes in accounting policy during the current or preceding years.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

1.

Share Capital

(a)

Authorized

An unlimited number of common shares.

An unlimited number of preference shares.

(b)

Issued

	Number of Shares	Amount
Common shares
Balance, December 31, 2004	301,112,286	$173,304
Issued pursuant to private placements	52,738,888	4,733
Warrants exercised	16,863,962	2,016
Balance, December 31, 2005	370,715,136	$180,053
Issued pursuant to private placement	15,437,626	1,475
Issued pursuant to a private placement	34,828,259	3,924
Issued pursuant to acquisition	20,000,000	3,014
Issued pursuant to a private placement	17,000,000	2,160
Balance ,December 31 , 2006	457,981,021	$190,626
Balance ,March 31 , 2007	457,981,021	$190,626

On April 27, 2007 warrants amounting to 22,890,000 units were exercised and an equivalent number of shares were issued at a price of $0.15 per share realizing $3,330,495 after commission.

(c)

Stock Option Plans and Stock-Based Compensation

The Company has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers.  Under the Plans, as at March 31, 2007, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
803,000	$ 0.330	February 9, 2008
9,950,000	$ 0.235	April 24, 2012
225,000	$ 0.345	June 2, 2012
610,000	$ 0.260	April 29, 2014
200,000	$ 0.260	August 15, 2014
4,000,000	$ 0.110	February 15, 2015
1,000,000	$ 0.140	July 10, 2010
300,000	$0.130	May 11,2016
200,000	$0.110	January 23,2017
17,288,000

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2007, 2006 and 2005 are as follows:

	Number of Options	Weighted Avg. Exercise Price
Options outstanding at December 31, 2004	13,108,700	$0.26
Granted	5,000,000	$0.12
Cancelled or expired	(1,210,700)	($0.43)
Options outstanding at December 31, 2005	16,898,000	$0.21
Granted	300,000	$0.13
Granted	150,000	$0.115
Cancelled or expired	(110,000)	($0.27)
Options outstanding at December 31, 2006	17,238,000	$0.21
Cancelled or expired	(150,000)	($0.115)
Granted	200,000	$0.11
Options outstanding at March 31, 2007	17,288,000	$0.204

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted.

(d)

Warrants

The Company has issued the following common share purchase warrants pursuant to private placements which are outstanding as of March 31, 2007:

Number of Warrants	Shares for Warrants	Exercise Price	Expiry Date
85,115,885	1 for 1	Various from $0.15 to $0.20	Various to February 03, 2008

On April 27, 2007 warrants amounting to 22,890,000 units were exercised and an equivalent number of shares were issued at a price of $0.15 per share realizing $3,330,495 after commission.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

The detail of the warrants issued is detailed below.

Number	Description	Exercise Price	Validity
17,850,000	Common share purchase warrants	$0.20	Until December 28, 2007
10,000,000	Common share purchase warrants	$0.20	Until January 31, 2008
2,715,476	Common share purchase warrants	$0.20	Until February 2, 2008
2,722,150	Common share purchase warrants	$0.20	Until February 3, 2008
22,890,000	Common share purchase warrants	$0.15	Until April 28, 2007
9,748,259	Common share purchase warrants	$0.15	Until May 12, 2007
2,190,000	Common share purchase warrants	$0.18	Until May 12, 2007
17,000,000	Common share purchase warrants	$0.16	Until July 27, 2007

The continuity of warrants issued and outstanding is as follows:

Number of Warrants
Outstanding December 31, 2004	39,232,909
Exercised	(16,863,962)
Expired	(22,368,947)
Issued pursuant to private placements	17,850,000
Outstanding December 31, 2005	17,850,000
Issued pursuant to private placements	67,265,885
Outstanding December 31, 2006	85,115,885
Outstanding March 31, 2007	85,115,885

2.

Net Income/(Loss) Per Share

The net basic income(loss) per share figures have been calculated using the weighted average number of common shares outstanding during the first quarter which amounted to  457,981,021 (2006 -380,714,447; 2005 – 301,112,286 ;).  Fully diluted earnings per share have not been calculated as it would be anti-dilutive.

3.

Other Expense (Income) before discontinued operations

Other expense (income) is comprised of the following:

	2007	2006	2005

Foreign exchange (gain)loss	(255)	(102)	(134)
Other	(25)	-	-
	($280)	($102)	($134)

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

4.

Supplemental Cash Flow information

Items not involving cash are as follows:

	2007	2006	2005
Amortization	$14	$9	$6
Provision for site restoration	(19)	12	-
Blanket long term liability	6	-	-
Other	(12)	20	34
	($11)	$41	$40

The net changes in non-cash working capital balances for operations are as follows:

	2007	2006	2005
Accounts payable	$12,464	$667	$(155)
Accounts Receivable	(2,246)	353	68
Inventories	(11,076)	(272)	29
Prepaid expenses	(46)	(2)	(85)
Assets held for sale	131	-	-
	($774)	$746	($143)

5.

Contingent Liability

In the Share Sale Agreement dated May 12, 2006 pursuant to which the Company purchased 100% of the shares of Blanket, the Company agreed that it would, as soon as reasonably practicable after the Closing of the Agreement, cause Blanket to implement a share incentive scheme considered by the Directors to be in the best interests of Blanket, pursuant to which a percentage of the shares of Blanket will be deposited in a Trust for the benefit of the management and employees of Blanket.  As at December 31, 2006 no scheme had been established, nor were any shares of Blanket deposited in a Trust for the purposes of such a scheme.  The Company and the Board of Directors of Blanket, have expressed their intention to delay the establishment of the required scheme pending the passing of anticipated Zimbabwe laws relating to the indigenization of the mining industry, as it is recognized that the Zimbabwean laws, when passed, will likely have a material impact on the structure of the proposed scheme and the percentage of the issued shares of Blanket required to be put into trust for the purposes of the scheme.

6.

Subsequent Events

On April 26, 2007 the Governor of the Reserve Bank of Zimbabwe announced an Interim Monetary Policy Statement, the content of which affects Caledonia Mining Corporation as per the table below. The table illustrates the policy changes announced that affect Blanket Mine:

Policy Item	Old Policy	New Policy from April 26, 2007
Gold revenue per gram when sold for Zimbabwe dollars	Z$16,000 per gram	Z$350,000 per gram
Gold revenue ratio when sold for US dollars	67,5% received in US dollars and 32,5% received in Zimbabwe dollars	60% received in US dollars and 40% received in Zimbabwe dollars
Method of calculating the amount of Zimbabwe dollars for the 32,5% and 40% above	Gold ounces x USD price of gold x Z$250 = Zimbabwe dollar revenue. Effective exchange rate Z$250: USD1	Gold ounces x USD price of gold x Z$250 x 60 (drought relief factor) = Zimbabwe dollar revenue. Effective exchange rate Z$15,000: USD1
Exchange rate paid when US dollars sold to RBZ	Z$250: USD1	Z$15,000: USD1
Retention period of US dollars by Blanket	Indefinite	Indefinite

The announcement made addresses a number of issues being experienced by industry in Zimbabwe and brings the effective exchange rate received by businesses closer to the unofficial parallel market rate that affects all industries.

It is clear that the above announcement will affect the reporting of the results of Blanket Mine for the 2nd quarter and thereon.

In an attempt to understand the effect this new Monetary Policy will have on the results of Blanket Mine and thus Caledonia Mining Corporation, we present a comparative table of results below which compares the results as per the Financial Statements on pages 10 - 12 to adjusted results that may have been presented if the Interim Monetary Policy had been announced on March 31, 2007.

The adjusted results are arrived at by translating the Blanket Mine results for Q1 (as per the note above Foreign Currency Translation) at the foreign currency exchange rates per the table below:

	Exchange rates Z$: CND1	Exchange rates Z$: CND1
	As per Financial Statements	Adjusted after Interim Monetary Policy Statement
Monetary assets and liabilities at period end rates	Z$ 216.28	Z$ 12,977.00
All other assets and liabilities at historical rates	Z$ 90.34	Z$ 90.34
Revenue and expense transactions at the average rate of exchange prevailing during the period.	Z$ 213.30	Z$ 840.00

The comparatives provided are only for the items that would have changed materially.

	Actual - in thousands of Canadian dollars	Adjusted - in thousands of Canadian dollars
Accounts receivable	3,653	456
Inventories	16,814	5,397
Prepaid expenses	107	13

Bank overdraft	1,812	30
Accounts payable	18,363	3,252

Revenue from sales	13,401	3,664
Operating costs	13,516	3,746

Other expenses (income)	(280)	(1,361)

Income(Loss) after tax before discontinued operations	(278)	869
Net Income(loss) for the period after discontinued operations	(533)	613

Expenditure on capital assets and mineral properties	(1,664)	(574)

Directors and Management

BOARD OF DIRECTORS

OFFICERS

GR. Pardoe (2) (3) (4)(5)

S.E. Hayden (2) (3) (5)

Chairman of the Board,

President and

Johannesburg, South Africa

Chief Executive Officer

 S.E. Hayden (2) (3) (5)

 S.R. Curtis (5)

 President and

Vice-President Finance

Chief Executive Officer

 and Chief Financial Officer

Johannesburg, South Africa

Johannesburg, South Africa

J. Johnstone (5)

J. Smith

Retired Mining Engineer

Vice-President Exploration

Gibsons, British Columbia, Canada

Cantabria, Spain

F.C. Harvey

C.R. Jonsson

Retired Mining Executive

Corporate Secretary

Oakville, Ontario, Canada

Vancouver, Canada

W.I. L. Forrest (1) (2) (3)

Business Executive, Accountant

Nyon, Switzerland

C.R. Jonsson  (2) (3) (5)

Principal of Tupper Jonsson & Yeadon

Lawyers

Vancouver, British Columbia, Canada

 R.G. Fasel (1) (4)

Business Executive; Accountant

Geneva, Switzerland

R. Liverant (1)

Retired Chartered Accountant

Vancouver, British Columbia, Canada

BOARD COMMITTEE MEMBERS

(1)  Audit Committee

(2)  Compensation Committee

(3)  Corporate Governance Committee

(4)  Nominating Committee

(5)  Disclosure Committee

Corporate Directory

CORPORATE OFFICES

SOLICITORS

Canada – Representational Office

Tupper Jonsson & Yeadon

Caledonia Mining Corporation

1710 – 1177 West Hastings Street

 Suite 1201

 Vancouver, British Columbia

 67 Yonge Street

 Canada V6E 2L3

Toronto, Ontario

M5E 1J8 Canada

Tel:  (416) 369-9835

Borden Ladner Gervais LLP

Fax: (416) 369-0449

Suite 4100, Scotia Plaza

info@caledoniamining.com

40 King Street West

Toronto, Ontario, Canada M5H 3Y4

1710 – 1177 West Hastings Street

Vancouver, BC, Canada V6E 2L3

Tel:  (604) 640-6357

Fax: (604) 681-0139

South Africa

Greenstone Management Services (Pty) Ltd.

24 Ninth Street

AUDITORS

Lower Houghton

BDO Dunwoody LLP

Johannesburg, South Africa 2198

   Chartered Accountants

Tel:   (27) (11) 447-2499

   Suite 3300, 200 Bay Street

Fax:  (27) (11) 447-2554

   Royal Bank Plaza, South Tower

             Toronto, Ontario M5J 2J8 Canada

Zambia

Caledonia Mining (Zambia) Limited

            REGISTRAR & TRANSFER AGENT

P.O. Box 36604

Equity Transfer Services Inc.

Lusaka, Zambia

Suite 400 200 University Ave

Tel:  (260) (1) 29-1574

Toronto, Ontario M5H 4H1 Canada

Fax: (260) (1) 29-2154

Tel:  (416) 361-0152

Fax: (416) 361-0470

Zimbabwe

Caledonia Holdings Zimbabwe (Limited)

BANKERS

P.O. Box CY1277

Canadian Imperial Bank of Commerce

Causeway

6266 Dixie Road

Harare Zimbabwe

Mississauga, Ontario

Tel:

+2634 701 151/4

L5T 1A7 Canada

Fax:

+2634 702 248

 SHARES LISTED

The Toronto Stock Exchange Symbol “CAL”

NASDAQ OTC BB Symbol "CALVF"

London “AIM” Market Symbol “CMCL”